North Capital Private Securities Corporation
(SEC ID No. 8-68648)

Annual Audit Report

March 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___04/01/2018___ AND ENDING___03/31/2019___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Capital Private Securities Corporation

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 E FT Union Blvd., Suite 101
_____
(No. and Street)

Salt Lake City   Utah   84047
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James P. Dowd   415-315-9916
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Haynie & Company
_____
(Name – *if individual, state last, first, middle name*)

50 W. Broadway, Suite 600   Salt Lake City   UT   84101
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James P. Dowd___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___North Capital Private Securities Corporation___, as of ___March 31___, 20__19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Notary Public
Linsey M Harkness
Comm. # 699961
Commission Expires
April 12, 2022
State of Utah



_____
Notary Public

_____
Signature

Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Notary Public
Linsey M Harkness
Comm. # 699961
Commission Expires
April 12, 2022
State of Utah

North Capital Private Securities Corporation

March 31, 2019

Table of Contents



Haynie & Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of North Capital Private Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Capital Private Securities Corporation as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of North Capital Private Securities Corporation as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of North Capital Private Securities Corporation's management. Our responsibility is to express an opinion on North Capital Private Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Capital Private Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
May 30, 2019

We have served as North Capital Private Securities Corporation's auditor since 2019.

PrimeGlobal

*An Association of
Independent Accounting Firms*

An independently owned member
RSM US Alliance

RSM

North Capital Private Securities Corporation

Statement of Financial Condition

March 31, 2019

Assets		
Cash and cash equivalents	$	1,116,823
Cash segregated under federal and other regulations		466,281
Accounts receivable		132,398
Warrants and restricted stock, at fair value		49,395
Prepaid expenses		74,603
Deferred tax asset		276,972
Total Assets	$	2,116,472
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	59,624
Commissions payable		306,064
Payable to customers		215,344
Deferred revenue		19,042
Other liabilities		29,150
Due to related parties		89,421
Total Liabilities		718,645
Stockholder's Equity		
Common stock (no par value; 1,500 shares authorized; 6.76 shares issued and outstanding)		1,302,151
Retained earnings		95,676
Total Stockholder's Equity		1,397,827
Total Liabilities and Stockholder's Equity	$	2,116,472

See accompanying notes

North Capital Private Securities Corporation

Notes to the Financial Statements

March 31, 2019

1. Organization

North Capital Private Securities Corporation (the "Company") was incorporated in Delaware on May 20, 2010 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 on January 27, 2011. The Company is currently located in Salt Lake, Utah and its primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds and private companies, as well as providing placement services for Reg A offerings, public funds, and public non-traded REITs, along with providing escrow services for the foregoing.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash segregated under federal and other regulations is included in cash and cash equivalents at year end.

Recently Adopted Accounting Guidance
Effective April 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied on a modified retrospective basis from April 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity. (See note 3 for further information.)

Accounts Receivable
Accounts receivable represents amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when the collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

North Capital Private Securities Corporation

Notes to the Financial Statements

March 31, 2019

3. Revenue Recognition

Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent and provides related banking services. Revenue from placement agent fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for related service fees are recognized at a point in time or over time depending on the service provided. Performance obligations under the contract which are simultaneously provided by the Company and consumed by the customer are recognized over time. Service fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2019, contract liabilities were $19,042. Disaggregation can be found on statement of operations for the year ended March 31, 2019.

4. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The provision (benefit) for income taxes are as follows:

Current		
Federal	$	-
State		900
Deferred		
Federal		(630)
State		9,962
Income tax provision	$	10,232

Deferred tax assets and liabilities are primarily the result of the reporting basis of assets and liabilities between the cash method of accounting for tax purposes and the accrual method for financial statement purposes. No valuation allowance has been established for those deferred tax assets since it is more likely than not the deferred tax asset will be realized. Significant components of the Company's deferred tax balances as of March 31, 2019 are as follows:

Deferred income tax assets:		
Accrued liabilities	$	187,665
Accrued liabilities		129,717
Accounts receivable		(37,435)
Prepaid expenses		(2,975)
Total deferred income taxes		276,972
Valuation allowance		-
Net deferred income tax asset	$	276,972

North Capital Private Securities Corporation

Notes to the Financial Statements

March 31, 2019

4. Income Taxes (Continued)

Income taxes payable at March 31, 2019 was $900, which was reported as due to related party.

The Company is no longer subject to federal and state tax examinations for tax years ending before March 31, 2016.

5. Risk Concentrations

The Company engages with certain partner companies (the "Platform Partners") and their representatives to execute private placements. For the year ended March 31, 2019, three Platform Partners generated 74% of private placement fees, 33%, 27%, and 14% respectively.

At various times during the year, the Company's cash balance exceeded federal insurance limits.

6. Related Party Transactions

On August 30, 2011, the Company entered into an agreement with North Capital, Inc. ("North"), a company under common control, in which North provides office and administrative support in exchange for reimbursement of a specified percent of such overhead costs. On April 1, 2015 this agreement was amended to include North Capital Investment Technology ("NCIT"), the Company's sole stockholder. On April 1, 2016, the agreement was amended to allocate 33% to each company. For the year ending March 31, 2019, the Company incurred expenses of $1,223,645 related to this agreement, which includes employee compensation and benefits, rent, internet and other office expenses paid on the Company's behalf. At March 31, 2019, $1,549 was owed to North and $87,872 was owed to NCIT.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2019, the Company's net capital was $864,459 which exceeded the requirement by $614,459.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierachy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2018

8. **Fair Value Measurements (Continued)**

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon managements own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Warrants and restricted stock

Determining the appropriate fair value and calculating the fair value of warrants requires the use of highly subjective and complex assumptions. The Company uses the Black-Scholes option pricing model to calculate the fair value of the warrants at the time of the transaction or valuation date. The method requires the use of judgement in estimating stock price volatility (17%), expected dividends (0%), expected life (6 years), and the risk free interest rate (2.2%). The Company's estimate of volatility was based on similar companies' benchmark, and the risk free interest rate is based on the U.S. Treasury 5-10 year yields to maturity that approximately corresponds to the maturity dates of the warrants. The Company's estimate of value of restricted stock was based upon fair value, considering the lack of marketability, restrictions on resale, minority interest, and the Company's reasonable estimate of cash compensation that was foregone by electing to receive stock from the issuer.

Assets Measured and Recognized at Fair Value on a Recurring Basis:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Warrants	-	-	$5,645	$5,645
Restricted stock	-	-	$43,750	$43,750
Total assets at fair value	**-**	**-**	**$49,395**	**$49,395**

Changes in instruments for the year ended March 31, 2019

The table below summarizes the activity for securities measured at fair value on a recurring basis. The Company did not hold level 1 or level 2 securities during the year.

	Level 3
Balance at 4/1/2018	$47,286
Total realized / unrealized loss	$2,109
Total assets at fair value	$49,395

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2018

9. **Cash segregated under Federal and other regulations:**

Cash of $466,281 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

10. **Payables to customers**

The Company accounts for monies received from customers as a payable until the requested securities are purchased and transferred to the customer. As of March 31, 2019, $215,344 was payable to customers.

11. **Recently Issued Accounting Pronouncements**

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements, and we do not expect a material impact.

Leases: In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. As of March 31, 2019, the Company is not a party to any leases.

11. **Subsequent Events**

The Company has evaluated subsequent events through May 30, 2019, the date which the financial statements were issued.